EXHIBIT B

BYLAWS OF PARALAND REALMS, INC.

A California Corporation

ARTICLE I — OFFICES

Section 1.1. Principal Office

The principal executive office of the Corporation shall initially be located at:

11828 Vienna Ln
Los Angeles, California 90047

The Board of Directors may change the location of the principal executive office from time to time.

Section 1.2. Other Offices

The Corporation may maintain such additional offices, within or outside the State of California, as the Board of Directors may determine to be necessary or appropriate for the conduct of the Corporation's business.

ARTICLE II — SHAREHOLDERS

Section 2.1. Annual Meeting

An annual meeting of shareholders shall be held each year on a date and at a time fixed by the Board of Directors for the purpose of electing directors and conducting such other business as may properly come before the meeting.

Failure to hold an annual meeting at the designated time shall not cause the dissolution of the Corporation or invalidate otherwise lawful corporate actions.

Section 2.2. Place of Meetings

Meetings of shareholders may be held at the principal office of the Corporation or at such other place, within or outside California, as may be designated by the Board of Directors.

Meetings may also be conducted through remote communication to the extent permitted by applicable California law.

Section 2.3. Special Meetings

Special meetings of shareholders may be called by:

1. the Board of Directors;
2. the Chair of the Board, if any;
3. the President;
4. shareholders entitled to call a special meeting under applicable California law; or
5. any other person authorized by applicable law, the Articles of Incorporation, or these Bylaws.

Section 2.4. Notice of Shareholder Meetings

Written notice of each shareholder meeting shall be provided to shareholders entitled to vote within the time and in the manner required by applicable California law.

The notice shall state the date, time, place, and, when applicable, the means of remote participation.

The notice of a special meeting shall also state the general nature of the business to be transacted.

Section 2.5. Quorum

Unless otherwise required by law or the Articles of Incorporation, a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum for the transaction of business at a shareholder meeting.

Section 2.6. Voting

Except as otherwise provided by the Articles of Incorporation, applicable law, or the terms of any subsequently authorized class or series of shares, each outstanding share entitled to vote shall be entitled to one vote on each matter submitted to shareholders.

Corporate action shall be approved by the vote required under applicable California law, the Articles of Incorporation, and these Bylaws.

Section 2.7. Proxies

A shareholder may vote in person or by proxy as permitted by applicable law.

Section 2.8. Action Without a Meeting

Any action that may be taken at a shareholder meeting may be taken without a meeting by written consent to the extent permitted by California law.

Written consents shall be maintained with the Corporation's records.

Section 2.9. Record Date

For the purpose of determining shareholders entitled to notice of or to vote at any meeting, to receive any dividend or distribution, or for any other lawful purpose, the Board of Directors may fix a record date in accordance with applicable law.

If the Board does not fix a record date, the record date shall be determined in accordance with California law.

ARTICLE III — BOARD OF DIRECTORS

Section 3.1. General Powers

Subject to the California Corporations Code, the Articles of Incorporation, and these Bylaws, the business and affairs of the Corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors.

The Board may delegate responsibility for the day-to-day operation of the Corporation to officers, employees, contractors, management companies, or other persons, subject to the ultimate direction and authority of the Board.

Section 3.2. Number of Directors

The authorized number of directors of the Corporation shall be:

Two (2).

The initial directors shall be appointed through the organizational actions of the Corporation.

No reduction or increase in the authorized number of directors shall be made except in accordance with applicable California law, the Articles of Incorporation, and these Bylaws.

Section 3.3. Chair of the Board

The Board may appoint one of its members to serve as Chair of the Board.

The Chair shall preside at meetings of the Board when present and shall perform such other duties as may be assigned by the Board.

The positions of Chair of the Board and President or Chief Executive Officer may be held by the same person to the extent permitted by applicable law.

Section 3.4. Election and Term

Directors shall be elected by the shareholders.

Each director shall hold office until the director's successor has been elected and qualified, or until the director's earlier resignation, removal, death, or incapacity.

Section 3.5. Resignation

A director may resign at any time by providing written notice to the Corporation.

The resignation shall be effective when received unless the notice specifies a later effective date.

Section 3.6. Removal

Directors may be removed in accordance with applicable California law and the Articles of Incorporation.

Section 3.7. Vacancies

Vacancies on the Board of Directors shall be filled in the manner permitted or required by applicable California law.

Section 3.8. Regular Meetings

Regular meetings of the Board may be held at such times and places as determined by the Board.

Section 3.9. Special Meetings

Special meetings of the Board may be called by the Chair of the Board, the President, any Vice President, the Secretary, or any two directors, or as otherwise permitted by applicable California law.

Notice of special meetings shall be provided in accordance with California law.

Section 3.10. Remote Participation

Directors may participate in Board meetings through conference telephone, electronic video communication, or other means permitted by California law.

Participation through such means shall constitute presence at the meeting when the requirements of applicable law are satisfied.

Section 3.11. Quorum

A majority of the authorized number of directors shall constitute a quorum for the transaction of business.

With an authorized Board of three directors, **two directors shall constitute a quorum**.

Section 3.12. Board Action

Except where a greater vote is required by law, the Articles of Incorporation, or these Bylaws, an act or decision approved by a majority of the directors present at a duly held meeting at which a quorum is present shall constitute an act of the Board.

Section 3.13. Action Without a Meeting

Any action required or permitted to be taken by the Board may be taken without a meeting by written consent to the extent permitted by applicable California law.

Such written consent shall be filed with the minutes and corporate records.

Section 3.14. Compensation

Directors may receive such compensation and reimbursement of expenses for their service as directors as may be approved by the Board, subject to applicable law and applicable conflict-of-interest requirements.

ARTICLE IV — OFFICERS

Section 4.1. Officers

The Corporation shall have the officers required by California law, including:

1. a President or Chair of the Board, or both;
2. a Secretary; and
3. a Chief Financial Officer.

The Corporation may also have a Chief Executive Officer, Chief Operating Officer, one or more Vice Presidents, Assistant Secretaries, Assistant Chief Financial Officers, and such other officers as the Board determines appropriate.

Section 4.2. Multiple Offices

Any number of offices may be held by the same person to the extent permitted by applicable California law and the Articles of Incorporation.

Section 4.3. Appointment

The officers of the Corporation shall be appointed by the Board of Directors.

Unless otherwise provided by contract, each officer shall serve at the pleasure of the Board.

Section 4.4. President and Chief Executive Officer

The Board may appoint a President and Chief Executive Officer.

Unless otherwise determined by the Board, the President shall serve as the general manager and Chief Executive Officer of the Corporation.

The President and Chief Executive Officer shall, subject to the supervision and direction of the Board:

1. supervise and direct the general business and affairs of the Corporation;
2. implement policies and decisions approved by the Board;
3. develop and oversee the Corporation's overall business and creative strategy;
4. supervise the Corporation's officers, employees, contractors, and business operations;
5. negotiate and execute contracts and other instruments when authorized;

6. represent the Corporation in relationships with investors, business partners, distributors, financiers, talent, contractors, and other third parties;
7. oversee the development, financing, production, licensing, exploitation, and strategic management of the Corporation's intellectual property and business ventures; and
8. perform such other duties as may be assigned by the Board.

Section 4.5. Chief Financial Officer

The Chief Financial Officer shall:

1. maintain or cause to be maintained appropriate books and financial records;
2. oversee the Corporation's funds, accounts, banking, and financial controls;
3. cause funds to be deposited in the name of the Corporation;
4. oversee preparation of financial statements, budgets, forecasts, and tax-related records;
5. coordinate with accountants, tax advisers, auditors, securities professionals, and other financial professionals as appropriate;
6. provide financial information to the Board as reasonably requested;
7. supervise financial reporting obligations applicable to the Corporation; and
8. perform such other duties as may be assigned by the Board.

Section 4.6. Secretary

The Secretary shall:

1. maintain or cause to be maintained the minutes of meetings and written consents of shareholders and directors;
2. maintain or cause to be maintained the Corporation's governing documents;
3. give or cause to be given notices required by law or these Bylaws;
4. maintain or supervise the Corporation's stock ledger and shareholder records;
5. authenticate corporate records when appropriate;
6. maintain records of resolutions, equity issuances, director appointments, and officer appointments; and

7. perform such other duties as may be assigned by the Board.

Section 4.7. Chief Operating Officer

The Chief Operating Officer shall, subject to the supervision and direction of the Board and Chief Executive Officer:

1. oversee the day-to-day operational activities of the Corporation;
2. assist in implementing the Corporation's business strategy;
3. coordinate operational activities among the Corporation's projects, subsidiaries, special-purpose entities, contractors, and business partners;
4. supervise production and operational systems as assigned by the Chief Executive Officer or Board;
5. assist with budgeting, scheduling, staffing, project execution, and resource allocation;
6. oversee operational compliance with policies established by the Board;
7. provide operational reports to the Chief Executive Officer and Board as reasonably requested; and
8. perform such other duties as may be assigned by the Chief Executive Officer or Board.

Section 4.8. Other Officers

The Board may appoint additional officers and may establish their authority and duties by resolution.

Section 4.9. Resignation and Removal

Any officer may resign by providing written notice to the Corporation.

Subject to any contractual rights, an officer may be removed by the Board at any time, with or without cause, to the extent permitted by applicable law.

ARTICLE V — SHARES AND STOCK RECORDS

Section 5.1. Authorized Shares

The Corporation is authorized to issue the number and class of shares specified in its Articles of Incorporation.

As of the adoption of these Bylaws, the Articles authorize:

20,000,000 shares of Common Stock.

Section 5.2. Issuance of Shares

Shares may be issued from time to time for such lawful consideration and upon such terms as may be approved by the Board of Directors, subject to:

1. the Articles of Incorporation;
2. applicable California law;
3. applicable federal and state securities laws;
4. any shareholder approval requirement; and
5. any equity incentive plan, stock purchase agreement, investment agreement, or other applicable corporate instrument.

No person shall obtain rights as a shareholder merely because shares have been authorized or internally designated for a future purpose.

Section 5.3. Stock Ledger

The Corporation shall maintain a stock ledger containing, as applicable:

- the name of each shareholder;
- the shareholder's address;
- the number and class of shares held;
- the date shares were issued;
- transfers of shares;
- cancellations or repurchases; and
- such additional information as may be required by law.

Section 5.4. Certificates and Uncertificated Shares

Shares of the Corporation may be represented by certificates or may be uncertificated to the extent permitted by law and authorized by the Board.

Any certificate shall contain such information and legends as are required by law or applicable agreements.

Section 5.5. Transfers

Transfers of shares shall be recorded on the books of the Corporation upon compliance with:

1. applicable law;
2. the Articles of Incorporation;
3. these Bylaws;
4. applicable securities laws;
5. valid contractual restrictions applicable to the shares; and
6. procedures established by the Board.

Section 5.6. Lost or Destroyed Certificates

The Corporation may issue a replacement for any certificate alleged to have been lost, stolen, or destroyed upon such terms and conditions as the Board may require.

Section 5.7. Preemptive Rights

No shareholder shall have a preemptive right to acquire additional shares or securities of the Corporation unless such right is expressly granted in the Articles of Incorporation or by a written agreement binding upon the Corporation.

ARTICLE VI — CONTRACTS, BANKING, AND CORPORATE AUTHORITY

Section 6.1. Contracts

The Board may authorize any officer or agent of the Corporation to enter into contracts or execute instruments in the name of and on behalf of the Corporation.

Such authority may be general or limited to specific transactions.

Section 6.2. Banking

Funds of the Corporation shall be deposited in the Corporation's name with banks, financial institutions, or other depositories selected by the Board or by an officer authorized by the Board.

Section 6.3. Checks and Payments

Checks, drafts, electronic payments, transfers, and other orders for payment of Corporation funds shall be authorized in the manner determined by the Board.

Section 6.4. Loans

No loans shall be contracted on behalf of the Corporation and no evidence of indebtedness shall be issued in the Corporation's name unless authorized by the Board or by an officer acting within authority delegated by the Board.

ARTICLE VII — CONFLICTS OF INTEREST AND RELATED-PARTY TRANSACTIONS

Section 7.1. Disclosure

A director or officer having a material financial interest in a proposed transaction involving the Corporation shall disclose the material facts concerning that interest as required by applicable law.

Section 7.2. Approval

Transactions involving a director's material financial interest shall be authorized, approved, or ratified in accordance with applicable California law.

Nothing in these Bylaws shall be interpreted as permitting an interested transaction that would otherwise violate applicable law or a director's fiduciary duties.

ARTICLE VIII — INDEMNIFICATION

Section 8.1. Indemnification

To the fullest extent permitted by California law and the Articles of Incorporation, the Corporation shall have the power to indemnify its directors, officers, employees, and other agents against expenses, judgments, fines, settlements, and other amounts incurred in connection with proceedings arising from their service to the Corporation.

Section 8.2. Advancement of Expenses

The Corporation may advance expenses incurred in defending a proceeding to the extent permitted by applicable law and upon receipt of any undertaking to repay such amounts required by law.

Section 8.3. Insurance

The Corporation may purchase and maintain directors and officers liability insurance and other insurance on behalf of its directors, officers, employees, or agents to the extent permitted by law.

Section 8.4. Non-Exclusivity

Rights of indemnification provided by these Bylaws shall not be deemed exclusive of other lawful rights of indemnification that may be available under the Articles of Incorporation, an agreement, a resolution of shareholders or directors, or applicable law.

ARTICLE IX — CORPORATE RECORDS AND REPORTS

Section 9.1. Corporate Records

The Corporation shall maintain adequate and correct books and records of account and shall maintain minutes of proceedings of:

- shareholders;
- the Board of Directors; and
- committees of the Board, if any.

The Corporation shall also maintain a record of its shareholders.

Section 9.2. Inspection Rights

Corporate records shall be available for inspection by shareholders and directors to the extent required by applicable law.

Section 9.3. Annual Financial Report

For any period during which the Corporation is legally eligible to waive the statutory annual financial report to shareholders, the requirement is hereby waived to the fullest extent permitted by applicable California law.

Nothing in this Section shall waive any financial reporting, disclosure, or information requirement imposed by:

1. federal securities law;
2. state securities law;
3. Regulation Crowdfunding or another securities exemption;
4. a contract or investment agreement;
5. a financing intermediary;
6. the Board of Directors; or
7. any other applicable law.

Section 9.4. Fiscal Year

The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

ARTICLE X — EQUITY PLANS AND COMPENSATION

Section 10.1. Equity Compensation

Subject to applicable law and the Articles of Incorporation, the Board may establish one or more plans or arrangements providing for equity-based compensation for employees, officers, directors, consultants, advisors, performers, creators, contractors, or other persons providing services or value to the Corporation.

Section 10.2. Authorization Required

No stock option, restricted stock award, stock grant, warrant, or other equity interest shall be validly granted merely because shares have been internally allocated or contemplated for such purposes.

Each grant or issuance shall require appropriate corporate approval and compliance with applicable securities and tax laws.

Section 10.3. Equity Reserve

The Board may from time to time designate a portion of the Corporation's authorized but unissued shares for use under an equity incentive plan or other compensation arrangements.

Any such designation shall not constitute an issuance of shares or confer ownership rights upon any person until an actual grant or issuance is duly approved.

ARTICLE XI — AMENDMENTS

Section 11.1. Amendment by Shareholders

These Bylaws may be adopted, amended, or repealed by the shareholders to the extent provided by California law.

Section 11.2. Amendment by Board

Subject to limitations imposed by California law, the Articles of Incorporation, or shareholder action, the Board may adopt, amend, or repeal these Bylaws.

Any amendment affecting the authorized number of directors shall comply with applicable California law.

ARTICLE XII — INTERPRETATION

Section 12.1. Applicable Law

These Bylaws shall be interpreted in accordance with the California General Corporation Law.

If a provision of these Bylaws conflicts with a mandatory provision of applicable law or the Articles of Incorporation, the applicable law or Articles of Incorporation shall control.

Section 12.2. Severability

If any provision of these Bylaws is determined to be invalid or unenforceable, the remaining provisions shall remain in effect to the fullest extent permitted by law.

CERTIFICATE OF SECRETARY

I certify that the foregoing Bylaws constitute the Bylaws of **Paraland Realms, Inc.**, as duly adopted effective as of the effective date of the conversion of Paraland Realms LLC into Paraland Realms, Inc.

Leslie M McCarthy
Secretary / Chief Financial Officer

Signature: ___Leslie McCarthy / LM __________

Date: __10/19/2026____________